

SI 07008248 IMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 07305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/01/06 (MM/DD/YY) AND ENDING 8/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carr Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Vanderventer Avenue
(No. and Street)

Port Washington (City) NY (State) 11050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Brandt (516) 944-9030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 0 9 2007
THOMSON
FINANCIAL



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Walter Carucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carr Securities Corporation, as of August 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LESLIE BALTES
NOTARY PUBLIC, State of New York
No. 01BA5070968
Qualified In Nassau County
Commission Expires January 6, 20 11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LESLIE BALTES
NOTARY PUBLIC, State of New York
No. 01BA5070968
Qualified In Nassau County
Commission Expires January 6, 20 11

CARR SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

AUGUST 31, 2007

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



INDEPENDENT AUDITORS' REPORT

Board of Directors
Carr Securities Corporation

We have audited the accompanying statement of financial condition of Carr Securities Corporation as of August 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Carr Securities Corporation as of August 31, 2007 in conformity with accounting principles accepted in the United States of America.

Pustorino, Puglisi + Co, LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
October 26, 2007

CARR SECURITIES CORPORATION
TABLE OF CONTENTS
AUGUST 31, 2007

CARR SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2007

ASSETS

Cash and cash equivalents	$	214,952
Due from clearing organizations		396,526
Securities owned at fair value		1,317,411
Treasuries at fair value		1,985,182
Fixed assets, net of accumulated depreciation		31,567
Other assets		64,705
Total Assets	$	4,010,343

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities				
Securities sold, not yet purchased at market			$	126,653
Accrued expenses and Other Payables				162,832
Traders' Drawing Accounts Payable				161,896
Total Liabilities			$	451,381
Stockholder's Equity				
Capital Stock - no par value:				
Authorized - 200 shares				
Issued and Outstanding - 70 shares	$	35,000		
Additional paid in capital		13,705		
Retained Earnings		3,510,257		
Total Stockholder's Equity				3,558,962
Total Liabilities and Stockholder's Equity			$	4,010,343

CARR SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2007

Note 1 - Summary of Significant Accounting Policies:

Business:

Carr Securities Corporation (the "Company") is registered as a broker dealer under the Securities Act of 1934. Its principal business is deriving commissions and the market-making and trading of over-the-counter securities. The Company maintains an office in the New York Metropolitan area.

Revenue Recognition:

Securities transactions, commissions and related clearing expenses of the Company are recorded on a trade date basis.

Securities Valuation:

Securities owned and securities sold, not yet purchased, principally corporate stocks, are valued at their respective fair values, Treasuries are valued at fair market values and as determined by quoted market prices. The resulting difference between cost and market is included in income.

Depreciation:

Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Amortization is provided on leasehold improvements over the life of the lease.

Use of Estimates:

The representation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, such as the valuation of securities owned. These estimates, by their nature, are based on judgment and available information. As such, actual results could differ from these estimates.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes:

No provision for income taxes has been recorded as the Company is an "S" Corporation. Accordingly, the individual stockholder reports his share of the Company's income or loss on his income tax return.

CARR SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2007

Note 2 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2007, the Company had net capital of $2,815,820 which was $1,815,820 in excess of its required net capital of $1,000,000. The Company's aggregate indebtedness to net capital ratio was .12 to 1.

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii).

Note 3 - Clearing Arrangement:

All customer transactions are cleared through other broker/dealers on a fully disclosed basis. As a result, payments by the customers of the Company are made directly to the clearing broker/dealer.

Note 4 - Fixed Assets:

A summary of this account is as follows:

Furniture and equipment	$79,133
Less: Accumulated depreciation and amortization	47,566
Net Fixed Assets	$31,567

Depreciation expense of $29,200 is included in occupancy expense.

Note 5 - Related Party Transactions:

As of August 31, 2007, the company owed its sole shareholder a drawing account in the amount of $78,778.

Note 6 - Commitments and Contingencies:

Office Lease:

On September 1, 2007 the Company entered into a one year lease agreement which expires on August 31, 2008. The future minimum lease payment is as follows:

2007	$62,400
Total	$62,400

Rent expense was $60,180 for the year ended August 31, 2007.

Note 7 - Off-Balance Sheet Risk:

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company must maintain, at all times, a clearing deposit of not less than $250,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from the clearing broker is pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 8 - Concentration of Credit Risk:

The Company maintains its cash checking accounts at one major commercial bank in the Metropolitan New York City area, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

END